Exhibit 3.2

Section 3.03.	Special Meetings.

(a) A special meeting of the shareholders for any purpose or purposes shall be called only by the chairman of the board of directors, the chief executive officer, or the board of directors.  Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting.  Special meetings of the shareholders may also be called by the holders of at least 20% of the combined voting power of the then outstanding shares entitled to vote at the particular meeting; provided, however, that a special meeting may not be called by any shareholder or shareholders for the purpose of electing or removing any director or directors of the corporation.  Upon request in writing sent by registered mail to the chairman of the board of directors or chief executive officer of the corporation by any shareholder or shareholders entitled to call a special meeting of the shareholders pursuant to this Section 3.03(a), the board of directors shall determine a place and time for such meeting, which time shall not be less than ninety (90) nor more than one hundred and twenty (120) days after the receipt of such request, and a record date for the determination of shareholders entitled to vote at such meeting in the manner set forth in Section 3.12 hereof.  Following such receipt, it shall be the duty of the secretary of the corporation to cause notice to be given to the shareholders entitled to vote at such meeting, in the manner set forth in Section 2.03 hereof, that a meeting will be held at the time and place so determined. Notwithstanding anything to the contrary in these Bylaws, a special meeting of the shareholders may not be called or otherwise requested by any shareholder or shareholders before the first annual meeting of shareholders that is held after November 8, 2019.